EXHIBIT 99.1

Just Energy and SaveMoneyCutCarbon Join Forces in Online Energy and Water Efficiency Marketplace

LONDON, Oct. 22, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE: JE) (“Just Energy” or the “Company”), a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options, is pleased to announce that it has entered into a five year agreement with SaveMoneyCutCarbon, an aggregator of energy and water efficiency products and services, headquartered in England.

A one-stop online marketplace, SaveMoneyCutCarbon is the one of the “go-to” sites for homes and organizations that want to reduce energy and water bills. Customers can easily learn about and source efficiency products for their home or business, providing them with e-commerce and larger retrofit project delivery. Under the collaboration, Just Energy’s UK subsidiaries – Hudson Energy and Green Star Energy – will license SaveMoneyCutCarbon’s digital platform for energy and water management solutions. This enables them to enhance delivery of value-added solutions for UK customers, and address consumers’ needs for energy conservation, and health and well-being products.  Just Energy and SaveMoneyCutCarbon intend to launch the service for North American customers in early 2019.

Residential customers can use the SaveMoneyCutCarbon platform to easily purchase a wide array of efficiency products for the home that help them save money and reduce their carbon output. Business customers can benefit from consultancy services, including energy efficient audits, investment-ready proposals and product installation services.

“We aim to provide solutions that put more control into the hands of consumers looking for more value, better ways to optimize their energy use, and reduce their overall consumption and costs,” says Joanne Thornton, President of Hudson Energy and Green Star Energy.  “We’re responsive to that and we’re very excited to work with such a respected and established partner as  SaveMoneyCutCarbon to offer more solutions that deliver what customers have said is important to them.”

Mark Sait, Chief Executive Officer of SaveMoneyCutCarbon, stated, “We are very excited to partner with Just Energy, bringing the SaveMoneyCutCarbon expertise in finding energy and water solutions for consumers to Just Energy’s worldwide customer base, as well as being able to offer our customers the Hudson Energy and Green Star Energy supply offering, which has the renewable bias our customers are looking for. It is great to be collaborating with a company that shares our vision and strategy to provide customers with conservation and well-being products that they value.”

About Just Energy Group Inc.:
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Ireland, Germany and Japan, Just Energy serves approximately 1.7 million residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, EdgePower Inc., Green Star Energy, Home Water, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and terrapass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

About SaveMoneyCutCarbon
SaveMoneyCutCarbon was established in 2012 with a goal to build a new single “go-to” platform for homes and organizations who want to reduce their energy and water consumption, while improving their carbon footprint and sustainability credentials. It provides its growing customer base a one-stop-shop: from learning how savings can be made across each building type, to helping deliver on this from a single online order, to delivery of the largest retrofit projects across the UK.  SaveMoneyCutCarbon’s promise is in our name; it reflects the clear, no-nonsense way we go about our work.  Visit SaveMoneyCutCarbon.com

For further information, please contact:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com